Exhibit 99.10

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Pacific Therapeutics Ltd. (the “Company”)
500-666 Burrard Street
Vancouver, BC, V6C3P6

Item 2:	Date of Material Change

March 30, 2016

Item 3:	News Release

A news release was issued and disseminated on March 30, 2016 and filed on SEDAR (www.sedar.com). A copy of the news release is attached as Schedule “A” hereto.

Item 4:	Summary of Material Change

The Company announced that it completed its previously announced private placement consisting of the issuance and sale of 4,089,332 (Class A) common shares (the “Shares”) of the Company at a price of $0.06 per Share for gross proceeds of $245,359.92 to the Company (the “Private Placement”). The Company further announced that it closed the previously announced debt settlement (the “Debt Settlement”) and issued 766,666 Shares at a deemed price of $0.06 per Share.

The Company has additionally appointed Robert Horsley as the chief executive officer, replacing Derick Sinclair who will remain a director and chief financial officer.

Item 5.1:	Full Description of Material Change

See Schedule “A” as attached for a copy of the news release.

The Company announced that Mr. Brian Gusko, a director of the Company, and Mr. Robert Horsley, the CEO and a director of the Company subscribed to 416,000 Shares and 416,666 Shares, respectively, pursuant to the Private Placement. The Company further announced that following the completion of the Private Placement and the Debt Settlement, Howe and Bay Financial (“H&B”) owned and controlled 2,499,999 Shares, representing approximately 40.15% of the issued and outstanding common shares of the Company. Mr. Gusko and Mr. Horsley are partners (although not controlling partners) of H&B and, as such, each has an indirect beneficial interest in the Shares owned and controlled by H&B. All securities issued in connection with the debt conversion transaction will be subject to a four month and a day statutory hold period, in addition to a voluntary pooling of all of the Shares issued in connection with the Private Placement and the Debt Settlement.

The participation of two directors in the Private Placement and the participation of Howe and Bay Financial in the Debt Settlement and Private Placement constitute "related party transactions" within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company is relying upon the exemptions from the formal valuation and minority shareholder approval requirements pursuant to sections 5.5(b) and 5.7(e), respectively, of MI 61-101 on the basis that the Company is not listed on a specified stock exchange and, on grounds that the Company is in serious financial difficulty, and the Private

Placement and the Debt Settlement are designed to improve its financial condition. The Company has one or more independent directors in respect of the Private Placement and Debt Settlement, and such independent directors support the transaction for the reasons stated above, and consider the transaction to be reasonable given the Company's circumstances. As this material change report is being filed less than 21 days before the transaction, there is a requirement under MI 61 101 to explain why the shorter period was reasonable or necessary in the circumstances. In the view of the Company, such shorter period was reasonable and necessary in the circumstances to improve the Company’s financial position and reduce its accrued liabilities. The Company was also not in a position to file a material change report more than 21 days in advance of the closing of the Private Placement and Debt Settlement as the details of participation of the interested parties were not known at such time.

The following supplementary information is provided in accordance with section 5.2 of MI 61 101.

(a)	a description of the transaction and its material terms:

The Company entered into an agreement to convert an aggregate of $39,999.96 of indebtedness owed to H&B. The Debt Settlement provides that $39,999.96 of indebtedness is to be converted through the issuance of 666,666 Shares. H&B also subscribed for 1,833,333 Shares pursuant to the Private Placement. Mr. Gusko and Mr. Horsley, each subscribed for 416,000 Shares and 416,666 Shares, respectively, pursuant to the Private Placement.

(b)	the purpose and business reasons for the transaction:

The Company wished to convert an aggregate of $39,999.96 indebtedness owed to non-arm’s length parties by the Company in order to improve its financial position and reduce its accrued liabilities. The Company further wished to raise funds pursuant to the Private Placement in order to improve its financial position and reduce its accrued liabilities.

(c)	the anticipated effect of the transaction on the issuer’s business and affairs:

The conversion of indebtedness and the funds from the Private Placement will improve the Company’s financial position and reduce its accrued liabilities.

(d)	a description of:

(i)	the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:

Name of Party	No. of Common Shares
Brian Gusko (Director)	416,000 Shares Pursuant to Private Placement
Robert Horsley (Director & CEO)	416,666 Shares Pursuant to Private Placement
H&B	1,833,333 Shares Pursuant to Private Placement and 666,666 Shares Pursuant to Debt Settlement

(ii)	the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

After the issuance of the Shares pursuant to the Private Placement and the Debt Settlement, H&B will own and control 2,499,999 Shares representing 40.15% of the issued and outstanding Shares of the Company on an un-diluted basis. After the issuance of the Shares pursuant to the Private Placement, Mr. Gusko will directly own and control 421,299 Shares and Mr. Horsley will directly own and control 416,666 Shares.

(e) unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

A resolution of the board of directors was passed on March 20, 2016 with the interested directors abstaining, approving the conversion of the Company’s indebtedness and the issuance of Shares to H&B. No special committee was established in connection with the transaction, and no materially contrary view or abstention was expressed or made by any director.

(f) a summary in accordance with section 6.5 of MI 61-101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable.

(g) disclosure, in accordance with section 6.8 of MI 61-101, of every prior valuation in respect of the issuer that related to the subject matter of or is otherwise relevant to the transaction:

(i)	that has been made in the 24 months before the date of the material change report:

Not applicable.

(ii) the existence of which is known, after reasonable enquiry, to the issuer or to any director or officer of the issuer:

Not applicable.

(h) the general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

The Company entered into an agreement to convert an aggregate of $39,999.96 of indebtedness owed to H&B. The Debt Settlement provides that $39,999.96 of indebtedness is to be converted through the issuance of 666,666 Shares. H&B also subscribed for 1,833,333 Shares pursuant to the Private Placement. Mr. Gusko and Mr. Horsley, each subscribed for 416,000 Shares and 416,666 Shares, respectively, pursuant to the Private Placement.

(i) disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7 of MI 61-101 respectively, and the facts supporting reliance on the exemptions:

The participation of two directors in the Private Placement and the participation of Howe and Bay Financial in the Debt Settlement and Private Placement constitute "related party transactions" within the meaning of MI 61-101. The Company is relying upon the exemptions from the formal valuation and minority shareholder approval requirements pursuant to sections 5.5(b) and 5.7(e), respectively, of MI 61-101 on the basis that the Company is not listed on a specified stock exchange and, on grounds that the Company is in serious financial difficulty, and the Private Placement and the Debt Settlement are designed to improve its financial condition.

As this material change report is being filed less than 21 days before the transaction, there is a requirement under MI 61-101 to explain why the shorter period was reasonable or necessary in the circumstances. In the view of the Company, such shorter period was reasonable and necessary in the circumstances to improve the Company’s financial position and reduce its accrued liabilities. The Company was also not in a position to file a material change report more than 21 days in advance of the closing of the Private Placement and Debt Settlement as the details of participation of the interested parties were not known at such time.

Item 5.2:	Disclosure for Restructuring Transactions

Not Applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not Applicable.

Item 8:	Executive Officer

Robert Horsley, Director & CEO
Telephone: (604) 559-8051
E-mail: rnpshorsley@gmail.com

Item 9:	Date of Report

March 31, 2016

Schedule “A”

PACIFIC THERAPEUTICS LTD. CLOSES FINANCING AND APPOINTS NEW CEO

VANCOUVER, BC, Canada – March 30, 2016 – Pacific Therapeutics Ltd. (CSE: PT) (OTC: PCFTF) (Frankfurt: 1P3) (the “Company”), is pleased to announce that it has completed its previously announced private placement consisting of the issuance and sale of 4,089,332 class A common shares (the “Shares”) of the Company at a price of $0.06 per Share for gross proceeds of $245,359.92 to the Company (the “Private Placement”). Each Share will be subject to a statutory hold period of four months and one day from the date of closing. No finders fees are payable in connection with the Private Placement.

The Company further announces that it has closed the previously announced debt settlement (the “Debt Settlement”) and issued 766,666 Shares at a deemed price of $0.06 per Share.

The Company has additionally appointed Robert “Nick” Horsley as the chief executive officer, replacing Derick Sinclair who will remain a director and chief financial officer. The Company wishes to thank Mr. Sinclair for his hard work and contributions to the Company as chief executive officer.

The participation of two directors in the Private Placement and the participation of Howe and Bay Financial in the Debt Settlement and Private Placement constitute "related party transactions" within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company is relying upon the exemptions from the formal valuation and minority shareholder approval requirements pursuant to sections 5.5(b) and 5.7(e), respectively, of MI 61-101 on the basis that the Company is not listed on a specified stock exchange and, on grounds that the Company is in serious financial difficulty, and the Private Placement and the Debt Settlement are designed to improve its financial condition. The Company has one or more independent directors in respect of the Private Placement and Debt Settlement, and such independent directors support the transaction for the reasons stated above, and consider the transaction to be reasonable given the Company's circumstances. The Company was not in a position to file a material change report more than twenty one days in advance of the closing of the Private Placement and Debt Settlement as the details of participation of the interested parties were not known at such time.

Mr. Brian Gusko, a director of the Company, and Mr. Robert Horsley, the CEO and a director of the Company have subscribed to 416,000 Shares and 416,666 Shares, respectively, pursuant to the Private Placement. Following the completion of the Private Placement and the Debt Settlement, Howe and Bay Financial (“H&B”) owns and controls 2,499,999 Shares, representing approximately 40.15% of the issued and outstanding common shares of the Company. Mr. Gusko and Mr. Horsley are partners (although not controlling partners) of H&B and, as such, each has an indirect beneficial interest in the Shares owned and controlled by H&B.

A copy of the early warning report filed with the applicable securities regulators regarding the Private Placement and the Debt Settlement will be available within the applicable time and will be available under the Company’s profile on SEDAR at www.sedar.com.

On March 30, 2016 all of the shareholders (the “Shareholders”) who received, or will receive, Shares pursuant to the Private Placement and the Debt Settlement entered into a voluntary pooling agreement (the “Pooling Agreement”) pursuant to which each Shareholder agreed, not to, directly or indirectly, sell, transfer or otherwise dispose of any Shares except in accordance with the terms and provisions of the Pooling Agreement which stipulates that the Company and the Shareholders agree that each Shareholder’s Shares shall be released from the pooling arrangements and restrictions set forth in the Pooling Agreement in accordance with the following release schedule: 50% of the Shares released 6 months after the date on which the Shares were issued to the Shareholders pursuant to the Private Placement or the Debt Settlement, as the case may be (the “Closing Date”); and 50% of the Shares released 12 months after the Closing Date.

None of the securities issued in connection with the Private Placement and the Debt Settlement will be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and none of them may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act. This news release shall not constitute an offer to sell or a solicitation of an offer to buy nor there be any sale of the securities in any state where such offer, solicitation, or sale would be unlawful.

About Pacific Therapeutics Ltd.

Pacific Therapeutics Ltd. is an early stage Vancouver-based pharmaceutical company focused on developing an herbal supplement, BP120, which is aimed at the treatment of immune deficiency and hypertension.

For further information, please contact:

Robert Horsley, CEO & Director
rnpshorsley@gmail.com
(604) 559-8051

FORWARD LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking information or statements (collectively, “forward-looking statements”), including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This press release contains forward looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Readers should not place undue reliance on the Company’s forward-looking statements, as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that such forward-looking statements will materialize. Factors that could cause actual results to differ materially from those in forward looking statements include, the timing and receipt of government and regulatory approvals, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process, and continued availability of capital and financing and general economic, market or business conditions, and fees charged by service providers. The forward-looking statements included in this news release are made as of the date hereof and the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities laws.